Exhibit 16 Tel: 608-836-7500 One Erdman Place, Suite 404 Fax: 608-836-7505 Madison, WI 53717 www.bdo.com March 6, 2020 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 4, 2020, to be filed by our former client, Exact Sciences Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, BDO USA, LLP Madison, Wisconsin BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms.